SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER
CUSIP NUMBER

|X|   Form 10-K   |  |   Form 20-F   |  |   Form 11-K   |  |   Form 10-Q   |  |   Form NSAR

For the period ended: December 31, 2004

|  |   Transition Report on Form 10-K
|  |   Transition Report on Form 20-F
|  |   Transition Report on Form 11-K
|  |   Transition Report on Form 10-Q
|  |   Transition Report on Form NSAR

For the transition period ended:
Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information
Full name of Registrant: Former name if Applicable: Address of Principal Executive Office (Street and Number): City, State and Zip Code:	99 Cents Only Stores 4000 East Union Pacific Avenue City of Commerce, California 90023

Part II-Rule 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

| |

(a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     The Company is unable to file its Form 10-K within the prescribed time period as a result of: (i) its ongoing review of certain lease and depreciation issues which may result in a restatement of previously issued financial statements, as previously disclosed in the Company's Current Report on Form 8-K filed on March 8, 2005 (the "Form 8-K"); (ii) the ongoing extensive work required to complete its financial statements as of and for the year ended December 31, 2004, in large part due to the identification by management of material weaknesses in internal control over financial reporting and to the Company not completing the necessary testing of its internal control over financial reporting by December 31, 2004, as previously disclosed in the Form 8-K; (iii) the requirements of Sarbanes-Oxley Section 404, which are still being completed; and (iv) the Company's hiring of a new Interim Chief Financial Officer, effective March 14, 2005, which necessitates additional time to review and evaluate the Company's financial statements and audit results, and to quantify the issues discussed below that potentially could impact the 2002, 2003 and 2004 financial statements. The Form 10-K is not expected to be filed by the extended deadline.
Part IV-Other Information
     (1)   Name and telephone number of person to contact in regard to this notification:

Jeff Kniffin	323	881-1239

(Name)	(Area Code)	(Telephone Number)

     (2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
|X|   Yes   |  |   No
If the answer is no, identify report(s)

     (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X|   Yes   |  |   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company's ongoing review of certain lease and depreciation issues may result in restatement of the Company's historical financial statements, including those for 2002 and 2003 (as well as for the first three quarters of 2004).

      The Company is reviewing its method of accounting for leasehold improvements funded by landlord incentives or allowances on certain of its operating leases. The Company's policy has been to offset, or net, such incentives and allowances against the capitalized leasehold improvements, and then amortize them over the shorter of: the estimated useful life of the leasehold improvements, the initial lease term, or five years. The Company is reviewing whether such incentives and allowances should have been recorded as lease incentives and amortized over the initial lease term, including any rent holidays, as an offset to rent expense. The Company is also reviewing its accounting for rent holidays granted under certain of its operating leases to determine whether rent expense has been recognized over the lease term including such rent holidays. These adjustments, if made, would result in an increase in rent expense in 2002 and 2003 (as well as for the first three quarters of 2004).

      The Company is in the process of reviewing the useful lives of certain improvements made on the Company's owned stores and leasehold improvements on its leased stores. This review may result in the useful lives of certain improvements being adjusted to periods longer than the useful life initially assigned when the improvements were placed into service. This adjustment, if made, would result in a reduction in depreciation expense in 2002 and 2003 (as well as for the first three quarters of 2004).

      The Company's tax provision may also be impacted to the extent the potential adjustments discussed above affect pretax income.

      These potential adjustments are non-cash and have no significant impact on the Company's cash flows, cash position, revenues or same store sales. The Company is in the process of quantifying the financial statement impact of these items, and thus is not able to provide an estimate of the impact of these items at this time. However, at this time the Company anticipates the net impact, if any, of the above items may be to increase net income in 2002 and 2003 (as well as for the first three quarters of 2004), although the amount of such potential increase cannot yet be determined.

      As the Company is still quantifying the potential impact of these adjustments and determining whether a restatement of its prior financial statements will be required, and in addition is still in the process of preparing its financial statements as of and for the year ended December 31, 2004, as described in Part III, the Company cannot at this time provide a reasonable estimate of the results of operations for the year ended December 31, 2004 or for the years ended December 31, 2003 and 2002 following any such potential restatements.

       * * *

      We have included statements in this filing that constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act and Section 27A of the Securities Act. The words "expect," "estimate," "anticipate," "predict," "believe" and similar expressions and variations thereof are intended to identify forward-looking statements. Such statements appear in a number of places in this filing and include statements regarding the intent, belief or current expectations of the Company, its directors or officers. The shareholders of the Company are cautioned not to put undue reliance on such forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those projected in this filing as a result of additional information or factors that we or our external auditors may identify as we complete our review of the matters addressed herein and our preparation of our 2004 Form 10-K and as our external auditors complete their review of these matters, and for the reasons, among others, discussed in the reports and other documents the Company files from time to time with the Securities and Exchange Commission, including the risk factors contained in the Section - "Management's Discussion and Analysis of Financial Condition and Results of Operations" of the Company's Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

99 Cents Only Stores
Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 17, 2005	By:	/s/ Eric Schiffer Eric Schiffer Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).